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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 7*)

iCAD, INC.
(NAME OF ISSUER)

COMMON STOCK, $.01 PAR VALUE
(TITLE OF CLASS OF SECURITIES)

44934S 10 7
(CUSIP NUMBER)

Ethan Seer, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

June 30, 2008
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 44934S 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF; OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,674,306
	8.	SHARED VOTING POWER 20,000
	9.	SOLE DISPOSITIVE POWER 5,674,306
	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,694,306
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Amendment No. 7 relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by iCAD, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 98 Spit Brook Road, Suite 100, Nashua, NH 03062. Except as modified in the other items of this report, there has been no change in the information previously reported in the Schedule 13D of Robert Howard (the "Reporting Person") or in Amendment Nos. 1, 2, 3, 4, 5 or 6 to the Reporting Person’s Schedule 13D other than the fact that the Reporting Person has retired from his prior positions of Chairman of the Board and a director of the Company.

Item 3. Source and Amount of Funds or other Consideration.

A total of 1,622,012 of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that the Reporting Person acquired from the Company on June 30, 2008 pursuant to the conversion of Notes in the aggregate principal amount of $2,000,000, together with accrued and unpaid interest payable by the Company to the Reporting Person on such principal balance. On such date the Company paid the Reporting Person the remaining outstanding $258,906 principal amount of the Notes together with all accrued and unpaid interest on such principal amount. In connection with these transactions the Convertible Revolving Credit Promissory Note and Revolving Loan and Security Agreement between the Company and the Reporting Person was terminated on June 30, 2008.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentage of Common Stock owned by the Reporting Person reflected in this Report (13.5%), is based upon 41,420,985 shares of Common Stock outstanding on July 30, 2008. The Reporting Person beneficially owns, as of the date of this Report, 5,694,306 shares of Common Stock, which amount includes (i) 4,852,675 shares owned by the Reporting Person (which amount includes 2,000,000 shares held through a corporation), (ii) 27,513 shares issuable upon exercise of options owned by the Reporting Person, (iii) 794,118 shares issuable upon conversion of the Convertible Note and (iv) 20,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person. The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) - (iii) above and shared voting and disposition power over the shares referred to in item (iv) above.

(c) As noted in Item 3 above, on June 30, 2008 the Reporting Person acquired 1,622,012 shares of Common Stock upon the conversion of a portion of the Notes and the balance of the Notes were repaid by the Company

(d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 31, 2008
/s/ Robert Howard
Robert Howard